UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Commission file number: 333-173751
______________________
FORM 12b-25
______________________
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION
Alta Mesa Holdings, LP
Full Name of Registrant
N/A
Former Name if Applicable

15021 Katy Freeway, Suite 400
Address of Principal Executive Office (Street and Number)

Houston, Texas 77094
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
The Annual Report on Form 10-K of Alta Mesa Holdings, LP (the “Company”) for the year ended December 31, 2018 (the “2018 Form 10-K”), could not have been filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because the Company needs additional time to complete its financial statements and related disclosures. Additionally, the Company expects to report material weakness in its internal control over financial reporting in the 2018 Form 10-K. The Company needs additional time to ensure the accuracy of its 2018 financial information, to complete the required discussion and analysis of the business and to finalize the conclusions regarding the assessment of internal control. This has resulted in the Company being unable to file its 2018 Form 10-K within the prescribed time period without unreasonable effort or expense. Although the Company is still completing its testing of internal control, it has not identified material misstatements to its previously filed financial information and believes that no restatements to historical periods will be required.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John C. Regan	281	530-0991
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes ☒ No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects to report a net loss of approximately $2.0 billion for the period from February 9, 2018 through December 31, 2018 and a net loss of $14.9 million for the period from January 1, 2018 through February 8, 2018, as compared to a net loss of $77.7 million for the year ended December 31, 2017. The primary driver of the net loss from February 9, 2018 through December 31, 2018 was non-cash impairment expense attributable to the Company’s oil and gas properties totaling $2.0 billion, largely resulting from decreases to prevailing commodity prices and reduced expectations of individual well performance.

On April 1, 2019, the Company’s borrowing base under its credit facility decreased to $370 million upon completion of its regularly scheduled semi-annual redetermination. While covenant relief was not addressed as part of the redetermination process, the Company continues to be in discussions with its lenders under the credit facility. If unsuccessful in obtaining that relief, the Company may be unable to comply with the terms of the facility during 2019, which would permit the lenders to cease making amounts available under the facility, to require cash collateral for outstanding letters of credit and to exercise other rights under the facility. Furthermore, if future redeterminations result in a significant downward adjustment to the borrowing base, it may materially and adversely affect the Company’s financial condition, liquidity and ability to finance planned capital expenditures.

The financial information set forth herein consists of unaudited results, which will not be audited until the Company files its 2018 Form 10-K. In addition, the statements included in this Form 12b-25 regarding the Company’s financial performance and results of operations, in each case as expected to be reported, the expected filing date of the 2018 Form 10-K, the outcome of the Company’s discussions with its lenders, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes the expectations and forecasts reflected in such forward-looking statements are reasonable, no assurance can be given that they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated, including the Company’s ability to comply with the documents governing its indebtedness. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements and audits, the outcome of the Company’s discussions with its lenders, which would have an adverse impact in the evaluation of the Company’s ability to continue as a going concern if its borrowing base is lowered further or the covenant relief is not obtained, and those described under Risk Factors in the Company’s most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Any emphasis by the Company or its auditors in their opinion regarding substantially doubt about the Company’s ability to continue as a going concern would not constitute a covenant violation under the Company’s credit facility or indenture.

Alta Mesa Holdings, LP
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2019	By:	/s/ John C. Regan
	Name:	John C. Regan
	Title:	Chief Financial Officer